NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

101 Constitution Avenue, NW
Andy Tucker	Suite 900 Washington D.C., 20001
T: 202.689.2987	T: 202.689.2800 F: 202.689.2860
Andy.Tucker@nelsonmullins.com	nelsonmullins.com

December 30, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Tracey Houser
Daniel Crawford

RE:	Aesther Healthcare Acquisition Corp.

Amendment No 3. to Preliminary Proxy Statement on Schedule 14A

Filed December 14, 2022
File No. 001-40793

Ladies and Gentlemen:

On behalf of Aesther Healthcare Acquisition Corp. (the “Company”), we are hereby responding to the letter dated December 27, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A filed on December 14, 2022 (the “Proxy Statement”). In response to the Comment Letter and to update certain information in the Proxy Statement, the Company is submitting its Amendment No. 4 to the Proxy Statement (the “Amended Proxy Statement”) with the Commission today.

Capitalized terms used but not defined in this letter have the meanings as defined in the Amended Proxy Statement.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A filed December 14, 2022 Unaudited Pro Forma Condensed Combined Financial Information

Basis of Pro Forma Presentation, page 31

1.	Please add footnote disclosure to scenarios 3, 4 and 7 to clarify that the facts and circumstances of these three scenarios result in the business combination not closing and no shares would ultimately be issued under the Merger Agreement. For scenario 6, provide disclosure that clarifies the shares presented would only be issued under the Merger Agreement only to the extent that Ocean waives the minimum cash condition. Please address this comment where similar presentations are also included, such as on pages 8, 130, and 271.

Response: The Company acknowledges the Staff’s comment and has made the requested changes on pages 9, 31, 130 and 271.

The following was added to the disclosure on scenario’s 3, 4 and 7:

These facts and circumstances would result in the business combination not closing and no shares would be issued under the Merger Agreement.

The following was added to the disclosure on scenario 6:

These facts and circumstances would require Ocean Biomedical to waive the minimum cash requirement for the Business Combination to close and shares to be issued under the Merger Agreement.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

December 30, 2022

Adjustments to Unaudited Pro Forma Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 40

2.	With reference to prior comment 10, please revise footnote (5) disclosures for scenarios 3 and 4 to be consistent with the adjustment amount. In this regard, the adjustment amount is $11.2 million rather than $23.2 million, as neither of the two conditions for closing are met.

Response: The Company acknowledges the Staff’s comment and has made the following changes to footnote (5) on page 43:

In scenario’s 1, 2 and 5 the $12 million contingent payable based upon the New Ocean Biomedical’s first cumulative capital raise of at least $50 million is met. For Scenario 3, 4, 6 and 7, the cumulative capital raise of $50 million is not met, approximately $12 million would remain as a contingent liability and no adjustment has been made in the Pro Forma Combined Financial Statements. Ocean Biomedical has $11.2 million of other payments due at closing of a Business Combination that are shown as being paid at the closing. The total amount paid at Closing in scenario’s 1,2 and 5 is approximately $23.2 million and in scenario’s 3, 4, 6 and 7 approximately $11.2 million is shown as being paid.

3.	For footnote (6), it appears that the adjustment amount for scenarios 3 and 4 was not recalculated to account for the reduced payment under footnote (5) in these scenarios. In this regard, it does not appear that there is a negative cash balance under scenario 3 and the negative cash balance under scenario 4 is $12 million less than the adjustment.

Response: The Company acknowledges the Staff’s comment and has reconfirmed that the following amounts were included and recalculated in the following scenario’s:

Scenario 3: The amount of payment was reduced from $23.2 million to $11.2 million which when recalculated resulted in a positive cash balance of approximately $11.2 Million. The adjustment has been made in the balance sheet.

Scenario 4: The amount of payment was reduced from $23.2 million to $11.2 million which when recalculated resulted in negative cash balance of approximately $16.2 million. The adjustment has been made in the balance sheet.

Changes were made on Page 33 in Scenario’s 3 and 4.

Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations, page 43

4.	We note that you have reflected the adjustments associated with footnotes (cc) and (dd) to both the annual and the interim statements of operations. Please remove the adjustments from the interim statement of operations, or expand your footnote disclosures to clarify why the expenses would be recognized in both periods.

Response: The Company acknowledges the Staff’s comment and has removed the adjustments (cc) and (dd) in the interim statements of operations on page 35. The footnote on page 43 remains unchanged.

December 30, 2022

Certain Unaudited Ocean Biomedical Prospective Financial Information, page 143

5.	We note your response to comment 13 that “the projections prepared by Ocean Biomedical were not shared with AHAC’s Board of Directors except in summary form, prepared by The Mentor Group.” This appears to conflict with your disclosure on page 143 that “Ocean Biomedical’s management prepared certain internal, unaudited prospective financial information primarily for the purpose of preparing a projection of its adjusted free cash flow for internal use by its management. Ocean Biomedical provided these financial projections to AHAC in connection with AHAC’s evaluation of the Business Combination.” Please revise or otherwise advise. To the extent that AHAC reviewed Ocean Biomedical’s projections that were not summarized by The Mentor Group, revise to provide Ocean Biomedical’s projections that were reviewed by the AHAC board.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 143 accordingly.

Guideline Transaction Method, page 148

6.	We note your statement “By 2029, based on Ocean Biomedical’s projections of its adjusted free cash flow, Ocean Biomedical is expected to be similar to the transacted companies in terms of both size and profitability and so Mentor deemed it appropriate to use the valuations derived from the Guideline Transaction Method in its analysis.” Please expand this discussion to explain to what extent, if any, Mentor thought it would be appropriate to discount this value to account for the uncertainty related to Ocean Biomedical’s actual size and profitability in 2029.

Response: The Company acknowledges receipt of the Staff’s comment, and has made the requested changes to page 148.

Related Party Transactions, page 173

7.	Please expand your disclosures under the Promissory Note – Related Party and Related Party Working Capital Loans to clarify that while the Sponsor Extension Loans do not have a stated interest rate, the loans do require the issuance of 1,365,000 shares of AHAC Class A common stock to the extent that the Business Combination closes, or a fair value of $13.65 million, which well exceeds the 8% interest rate the Sponsor is subject to. Please address this comment throughout your document to clarify that while the loan may not be interest bearing, there is a cost of the loan.

Response: The Company acknowledges the Staff’s comment and has made the requested change on page 173.

* * * * *

December 30, 2022

Given the Company’s time constraints to complete of the Business Combination, we would be very appreciative of the Staff’s expeditious review of the Company’s responses and updates to the Amended Proxy Statement. Please contact me with any questions or follow up requests. I can be reached at (202)-689-2987 or Andy.Tucker@nelsonmullins.com. Thank you very much for your assistance.

Very truly yours,

/s/ Andrew M. Tucker
Andrew M. Tucker